Exhibit 99.2

NEWS RELEASE

Gunnison Copper Hosts Secretary of the Interior Doug Burgum and Congressman Juan Ciscomani, Highlights Growth in American Copper Production

Gunnison Copper announces stock awards for all employees, giving its workforce a stake in the Company’s future ahead of anticipated NYSE American debut under GUNN

October 22, 2026

Phoenix, Arizona — Gunnison Copper Corp. (TSX: GCU) (OTCQB: GCUMF) (FSE: 3XS0) (“Gunnison” or the “Company”), an American copper company headquartered in Phoenix, welcomed U.S. Secretary of the Interior Doug Burgum and U.S. Congressman Juan Ciscomani to its producing Johnson Camp Mine in Cochise County, Arizona, on October 20, 2026. The visit highlighted Gunnison’s current copper production, the growth opportunity at its flagship Gunnison Copper Project, and the role of American workers in strengthening domestic supply chains for defense, technology and manufacturing.

The visit comes as Gunnison prepares for its anticipated trading debut on the NYSE American on or about October 26, 2026, under the ticker symbol “GUNN”.

Federal, state and local leaders, community partners and Gunnison employees gathered to dedicate Gunnison Copper Patriots Plaza, a name selected by employees. Joining Secretary Burgum and Congressman Ciscomani were Arizona State Legislators David Gowan and Lupe Diaz; county leaders Frank Antenori and Kathleen Gomez; local mayors Clea McCaa, Joe Konrad and Greg Hancock; and community leaders George Scott and Melany Edwards-Barton. The visit also included a production blast and discussions on advancing the Gunnison Copper Project. The Company announced employee ownership initiatives, including planned one-time equity awards with a target value of US$2,500 per employee.

“We are honored to welcome Secretary Burgum and Congressman Ciscomani and grateful for President Trump’s and Secretary Burgum’s leadership in supporting domestic mineral production, together with Congressman Ciscomani’s continued advocacy for Arizona mining,” said Craig Hallworth, President and Chief Executive Officer of Gunnison Copper. “Our team is already producing finished copper in Arizona. We have the opportunity to build on that foundation through the nationally significant Gunnison Copper Project and make a much larger contribution to America’s copper supply. Advancing this project supports the administration’s goals for defense readiness, industrial independence and continued American superiority in Super Intelligence.”

Expanding American Copper Supply

The Gunnison Copper Project represents a significant opportunity to expand domestic copper production. Its March 2026 preliminary economic assessment outlined a conventional open pit, heap leach and SX/EW operation producing finished copper cathode on-site, with a net present value of approximately US$2 billion at an 8% discount rate and an internal rate of return of 23%. The PEA is preliminary in nature, includes Inferred Mineral Resources and does not establish economic viability; the related cautionary disclosure appears below.

At Johnson Camp, Gunnison is producing finished copper cathode with a production capacity of up to 25 million pounds annually. The operation incorporates Nuton technology from Rio Tinto and produces copper on-site for American markets. Gunnison is supplying copper for Amazon Web Services data centers, connecting Arizona copper production directly with the infrastructure supporting cloud computing and super intelligence.

Discussions during the visit focused on the Gunnison Copper Project’s contribution to domestic supply and opportunities to accelerate its advancement. The Company is pursuing development and financing pathways that could bring additional American copper production to market sooner.

Gunnison Copper Patriots Plaza Honors Country and Service

The visit marked the official dedication of Gunnison Copper Patriots Plaza, named by employees to honor country, service and the men and women of the U.S. Armed Forces. As a supplier of American-made copper to the U.S. defense sector, Gunnison takes pride in helping provide the materials needed to equip and protect those who serve. The plaza reflects that connection between the work of our employees in Arizona and the military personnel who defend our nation.

The plaza features the flags of the United States, Arizona and Gunnison Copper, along with six military plaques honoring each branch of the U.S. Armed Forces. Secretary Burgum, Congressman Ciscomani and Gunnison’s President & CEO, Craig Hallworth, participated in the ceremonial ribbon-cutting.

The plaza will serve as a lasting gathering place for employees and visitors, honoring military service and reminding future generations of the role American industry plays in safeguarding the nation.

Investing in American Workers Through Employee Ownership

In recognition of the employees driving Gunnison’s success, the Company announced new initiatives designed to strengthen employee ownership, recognize contributions and share in the Company’s long-term growth.

The Company announced a planned one-time equity award with a target value of US$2,500 for each eligible permanent employee. The awards are expected to be granted as restricted share units and will vest after 12 months of continued employment, subject to the terms of the program. The awards will give employees an opportunity to share in the Company’s future growth.

Gunnison also announced plans for a voluntary Employee Share Purchase Plan, providing eligible permanent employees the opportunity to purchase Company shares through payroll deductions at a 15% discount to market value, subject to plan terms. The annual cap of US$2,500 per employee applies to the value of the discount benefit, rather than the amount employees may contribute to purchase shares.

“People First, one of our values, means recognizing the employees who make our success possible and giving them the opportunity to share in the value they help create,” said Hallworth. “As we prepare for our NYSE American debut, these planned equity awards and our planned share purchase program connect our employees more directly with Gunnison’s future. The employee-selected name, Gunnison Copper Patriots Plaza, reflects the pride our team takes in its work and its contribution to the country.”

NYSE American Listing: Bringing American Copper to American Investors

Gunnison’s anticipated NYSE American trading debut on or about October 26, 2026, represents an important milestone in the Company’s strategy to expand its U.S. investor base and strengthen its presence in American capital markets. The Company expects its Level II ADRs to trade under the ticker symbol GUNN, with each ADR representing 30 Gunnison common shares. The listing is not associated with an equity financing and will not result in the issuance of additional common shares.

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The anticipated listing is intended to broaden access for U.S. institutional and retail investors to a U.S.-headquartered copper producer operating entirely in Arizona, with current production at Johnson Camp and a significant domestic growth opportunity at the Gunnison Copper Project.

From left to right: U.S. Congressman Juan Ciscomani, U.S. Secretary of the Interior Doug Burgum, and Gunnison Copper President & CEO Craig Hallworth participate in the official ribbon-cutting ceremony for Gunnison Copper’s Patriot Plaza at the Johnson Camp Mine in Cochise County, Arizona.

The celebration culminated in a spectacular red, white and blue ceremonial mine blast at Johnson Camp Mine, symbolizing the strength of American mining and Gunnison’s commitment to advancing domestic copper production. The patriotic display highlighted the critical role of American-made copper in strengthening U.S. supply chains and national security.

U.S. Secretary of the Interior Doug Burgum delivers remarks to Gunnison Copper employees, government officials and community leaders during the official dedication of Gunnison Copper Patriots Plaza at the Johnson Camp Mine in Cochise County, Arizona, on October 20, 2026. The event highlighted the importance of American copper production in strengthening domestic supply chains and supporting U.S. national security.

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From left to right: Gunnison Copper COO Bjorn Meyer, U.S. Congressman Juan Ciscomani, U.S. Secretary of the Interior Doug Burgum, and Gunnison Copper President & CEO Craig Hallworth in front of the Johnson Camp Mine’s solvent extraction and electrowinning (SX/EW) plant.

Gunnison Copper VP, Investor Relations & Communications Melissa Mackie and President & CEO Craig Hallworth discuss the significance of the day in front of the newly dedicated Gunnison Copper Patriots Plaza monument.

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ABOUT GUNNISON COPPER

Gunnison Copper Corp. is a multi-asset pure-play copper developer and producer that controls the Cochise Mining District (the district), containing 12 known deposits within an 8 km economic radius, in the Southern Arizona Copper Belt.

Its flagship asset, the Gunnison Copper Project, has a main pit Measured and Indicated Mineral Resource containing over 846 million tons with a total copper grade of 0.33% containing 5.19 billion pounds of copper (Measured Mineral Resource of 192 million tons at 0.37% containing 1.42 billion pounds of copper and Indicated Mineral Resource of 655 million tons at 0.31% containing 3.77 billion pounds of copper).

The Strong & Harris satellite deposit, located approximately 1.9 miles from the Gunnison processing facilities, is also included in the mine plan and hosts an Inferred Mineral Resource of 76 million tons grading 0.49% total copper (0.32% CuOx) at a 0.07% cutoff, 0.56% zinc and 0.12 oz/ton silver, containing approximately 740 million pounds of copper, including 483 million pounds of oxide copper, as well as zinc (856 million pounds) and silver (9.0 million ounces).

A preliminary economic assessment (“PEA”) was completed in March 2026 for the Gunnison Project yielding robust economics including an NPV8% of $2 billion, IRR of 23%, and payback period of 3.9 years. It is being developed as a conventional operation with open pit mining, heap leach, and SX/EW refinery to produce finished copper cathode on-site with direct rail link. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

In addition, Gunnison’s Johnson Camp Asset, which is now in production, is fully funded by Nuton LLC, a Rio Tinto Venture, with a production capacity of up to 25 million lbs of finished copper cathode annually.

Other significant deposits controlled by Gunnison in the district, with potential to be economic satellite feeder deposits for Gunnison Project infrastructure, include South Star, and eight other deposits.

For more information on the Company, please visit our website at www.GunnisonCopper.com.

For additional information on the Gunnison Project please refer to the technical report titled “Gunnison Project NI 43-101 Technical Report, Preliminary Economic Assessment, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

For additional information on the Johnson Camp Mine please refer to the technical report titled “Johnson Camp Mine NI 43-101 Technical Report, Cochise County, Arizona, USA” with an effective date of March 18, 2026 filed on SEDAR+ at www.sedarplus.ca.

Dr. Roland Goodgame, Senior VP of Project Development of the Company is a Qualified Person as defined by NI 43-101. Dr. Goodgame has reviewed and approved the technical information contained in this news release.

For further information regarding this press release, please contact:

Gunnison Copper Corp.

Concord Place, Suite 300, 2999 North 44th Street, Phoenix, AZ, 85018

Melissa Mackie

T: 647.533.4536

E: info@gunnisoncopper.com

www.GunnisonCopper.com

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this news release includes, but is not limited to, statements with respect to: (i) the intention to deploy the Nuton® technology at the Johnson Camp mine and future production therefrom; (ii) the continued funding of the stage 2 work program by Nuton; (iii) the details and expected results of the stage two work program; (iv) future production and production capacity from the Company’s mineral projects; (v) the results of the preliminary economic assessment on the Gunnison Project; (vi) the exploration, development, optimization and permitting of the Company’s mineral projects; (vii) the completion of a listing of ADRs on the NYSE American, including the expected trading date; (viii) the establishment of a Level II ADR program; (ix) the planned grant and vesting of one-time equity awards for eligible employees; and (x) the establishment of a voluntary Employee Share Purchase Plan.

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In certain cases, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved” suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this news release is based on certain factors and assumptions regarding, among other things, the Company will satisfy all of the NYSE American and regulatory requirements to complete a listing of ADRs on the NYSE American, Nuton will continue to fund the stage 2 work program, the availability of financing to continue as a going concern and implement the Company’s operational plans, the ability to achieve the conclusions of the PEA, the estimation of mineral resources, the realization of resource estimates, copper and other metal prices, the timing and amount of future development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs (including the price of acid), the availability of labour, material and acid supply, receipt of and compliance with necessary regulatory approvals and permits, timelines for government review of permit applications, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks related to the Company not obtaining adequate financing to continue operations, Nuton failing to continue to fund the stage 2 work program, that the Company does not satisfy all of the NYSE American and regulatory requirements to complete a listing of ADRs on the NYSE American , risks inherent in the construction and operation of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not be sustained at the Johnson Camp Project, mining does not commence at the Gunnison Copper Project, the assumptions and conclusions set out in the PEA prove incorrect, risks related to the delay in review and approval of work plans and permits, variations in mineral resources and reserves, grade or recovery rates, risks relating to the ability to access infrastructure, risks relating to changes in copper and other commodity prices and the worldwide demand for and supply of copper and related products, risks related to increased competition in the market for copper and related products, risks related to current global financial conditions on the Company’s business, uncertainties inherent in the estimation of mineral resources, access and supply risks, risks related to the ability to access acid supply on commercially reasonable terms, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the construction or mining process, regulatory risks including the risk that permits may not be obtained in a timely fashion or at all, financing, capitalization and liquidity risks, risks related to disputes concerning property titles and interests, environmental risks, risks related to compliance with applicable U.S. federal and state securities laws and regulations in connection with the Company’s NYSE American listing and Level II ADR program, and the additional risks identified in the “Risk Factors” section of the Company’s reports and filings with applicable Canadian and U.S. securities regulators, including filings made with the U.S. Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. The Company does not undertake to update any forward-looking information, except as required by applicable securities laws.

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